BEERMKR Inc.



ANNUAL REPORT

4949 Broadway St, Unit 110

Boulder, CO 80304

0

https://beermkr.com/

This Annual Report is dated April 28, 2022.

BUSINESS

The company, Beermkr, Inc., designs, manufactures, and sells beer brewing machines for consumers. We also process and sell beer brewing ingredients for use with our hardware. Our hardware is manufactured by our contract manufacturing partner in China. Our software entails firmware, front end (website and app), and backend, all of which have been deployed and are operational, and have been developed by engineers employed by BEERMKR.

We originally incorporated as BrewJacket Inc. in 2013, had our first successful Kickstarter for our first product (BrewJacket Immersion) in 2014, which was awarded a patent from the USPTO (patent number US9423163B2). We relocated to Colorado in 2014 and began shipping the BrewJacket Immersion to backers in 2015. We had our second successful Kickstarter 2016 for the BrewJacket Immersion Pro and shipped that product to backers in December 2016. In April 2017 we raised a seed round with Sage V Foods Ventures and transferred all company assets and liabilities from BrewJacket Inc. to the new company, BrewJacket LLC, as a result of that raise. The three original founders still hold shares in BrewJacket Inc., which in turn owns a percentage of BrewJacket LLC along with Sage V Foods Ventures.

Over the next two years, the BEERMKR product was developed and two additional patents were filed comprising the overall system design and preparation of Steam Hops. BEERMKR had a successful Kickstarter in 2018 and delivered it to backers in December of 2020. In April 2021 BrewJacket LLC converted to a C-Corp named BEERMKR, Inc. to be compatible with regulation

CF fundraising.

Previous Offerings

Type of security sold: LLC unit shares

Final amount sold: $500,000.00

Use of proceeds: R&D materials and wages

Date: April 20, 2017

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: LLC unit shares

Final amount sold: $500,000.00

Use of proceeds: R&D wages and materials

Date: May 10, 2018

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: LLC unit shares

Final amount sold: $1,000,000.00

Use of proceeds: R&D wages, materials, working capital

Date: June 19, 2019

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: LLC unit shares

Final amount sold: $460,000.00

Use of proceeds: plastic injection molds, inventory, operations

Date: December 30, 2019

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: LLC unit shares

Final amount sold: $500,000.00

Use of proceeds: working capital, inventory

Date: June 11, 2020

Offering exemption relied upon: Section 4(a)(2)

Name: LLC unit shares

Type of security sold: Equity

Final amount sold: $500,000.00

Number of Securities Sold: 0

Use of proceeds: working capital, inventory, operations

Date: September 25, 2020

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Revenue

2020 sales total of 481,421 includes BEERMKR pre-orders from the Kickstarter campaign totaling 358,460.96. Those sales from our kickstarter campaign were treated as a balance sheet liability in the unearned revenue account, then were written as sales as of 12/31/2020. The remainder of the sales were from BEERMKR pre-orders, BrewJacket Immersion sales, BEERMKR holiday sales in the month of December, and MKRKIT sales.

2021 was BEERMKR Inc.'s first real year of operations. We ended the year with $754,416 in sales after platform fees, transaction fees, and returns. We sold 1,010 BEERMKRs, 9,011 MKRKITs, and 797 MKRKIT equivalents worth of loose ingredients for custom recipes.

Cost of sales and margins

Cost of sales was $559,678 and that includes replacement and warranty parts. In early 2021 we replaced a large number of valves and BEERTAP hose lines due to potential for leaks and those replacement costs are reflected in this number. As such our gross margins were 26%.

Expenses

Our operating costs for 2021 and 2020 were $865,672 and $963,795 respectively. The decline in operating costs in 2021 was a result of lower salaries paid to engineering staff for R&D efforts since we were no longer in development. The roles include two senior mechanical engineers, one design engineer, one backend developer, three front end developers, three firmware developers, and one electrical engineer. General overhead cost includes one business manager and one warehouse manager. Total wages and subcontractor expense was $541,015 in 2021 and $597,235 in 2020.

In April 2021 we engaged Booyah Advertising out of Denver Colorado to run manage pay per click marketing. Their fees ranged from $3,500/month to $5,500/month depending on spend and platforms used and totaled $38,411. Media spend was $93,883.

Historical results and cash flows:

We are excited about our 2021 performance and what that means for the future of the company. The average MKRKIT sales per active machine totaled $130 by the end of the year. Our LTV/CAC was 3.2 and the MKRKIT sales consistently increased throughout the year. Cash flow will be a challenge until we have more BEERMKRs in customers homes driving more MKRKIT sales. We will need an install base of over 6,000 BEERMKRs regularly purchasing MKRKITs to achieve cash flow positivity.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $92,387.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Sage V Ventures

Amount Owed: $401,350.00

Interest Rate: 15.0%

Working capital loan that is secured by 1,200 BEERMKR units at $334.59 each. Loan is repaid on a biweekly basis at a rate of 15% based on the number of units sold during that 2 week period. For example, if 100 units were sold in the 2 week period and the period was 1 year after the loan was made, the amount would 334.59*1.15*100=38,477.85.

Creditor: Sage V Ventures

Amount Owed: $150,000.00

Interest Rate: 15.0%

No maturity date

Creditor: Fundbox Capital

Amount Owed: $12,033

Interest Rate: 28%

Maturity Date: April 20, 2022

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Aaron Walls

Aaron Walls's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Director of the Board

Dates of Service: January 21, 2013 - Present

Responsibilities: Build and manage an organization that can successfully scale into a growth company. Annual salary of $65,000.

Name: Matthew Goff

Matthew Goff's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CTO & Director of the Board

Dates of Service: January 21, 2013 - Present

Responsibilities: Oversight of all technical engineering aspects of BEERMKR: mechanical, electrical, front end, back end, firmware, assembly, QA. Annual salary of $99,000.

Name: Evgeniy Tkachenko

Evgeniy Tkachenko's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: VP Engineering

Dates of Service: August 01, 2014 - Present

Responsibilities: Mechanical design, QA, assembly. Evgeniy does not receive a salary.

Other business experience in the past three years:

Employer: Altius Space Machines

Title: Engineer

Dates of Service: January 01, 2016 - July 01, 2018

Responsibilities: Design solutions for aerospace

Other business experience in the past three years:

Employer: SpaceBridge Logistics

Title: Founder

Dates of Service: January 01, 2018 - April 01, 2018

Responsibilities: Advising

Name: Brett Vegas

Brett Vegas's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CMO & Director of the Board

Dates of Service: April 20, 2017 - Present

Responsibilities: Manage all marketing efforts. Brett does not receive a salary.

Other business experience in the past three years:

Employer: Sage V Foods

Title: Marketing Director

Dates of Service: October 01, 2016 - Present

Responsibilities: Managing marketing execution, brand strategy, innovation and business development for Sage V Food's family of brands.

Name: Victor (Pete) Vegas

Victor (Pete) Vegas's current primary role is with Sage V Foods. Victor (Pete) Vegas currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Advisor; Director of the Board

Dates of Service: April 20, 2017 - Present

Responsibilities: Pete supports the management team with advice and capital as the lead investor in BEERMKR. Victor (Pete) does not receive a salary.

Other business experience in the past three years:

Employer: Sage V Foods

Title: President, Owner

Dates of Service: January 01, 1996 - Present

Responsibilities: Overall responsibility for the health and growth of the company.

Name: Eric Mazula

Eric Mazula's current primary role is with Sage V Foods. Eric Mazula currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Secretary

Dates of Service: April 07, 2021 - Present

Responsibilities: Board of directors position, maintains company minutes, security filings, and can vote as a representative of Sage V Ventures. Eric does not receive a salary.

Other business experience in the past three years:

Employer: Sage V Foods

Title: Controller / CFO

Dates of Service: May 01, 2015 - Present

Responsibilities: Oversee financial operations of Sage V Foods

Other business experience in the past three years:

Employer: Mazula & Co LLC

Title: Principal

Dates of Service: August 01, 2020 - Present

Responsibilities: Financial consulting principal

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock
Stockholder Name: BrewJacket, Inc.
Amount and nature of Beneficial ownership: 800,000
Percent: 39.87

Title of class: Class A Common Stock
Stockholder Name: Sage V Food Ventures, LLC (70% owned by Pete Vegas through Sage V Foods; managed by Pete)
Amount and nature of Beneficial ownership: 857,197
Percent: 41.67

Title of class: Class A Common Stock
Stockholder Name: Brett Vegas
Amount and nature of Beneficial ownership: 22,900
Percent: 1.11%

Title of class: Class A Common Stock

Stockholder Name: Victor (Pete) Vegas
Amount and nature of Beneficial ownership: 326,540
Percent: 15.87%

Title of class: Class B Common Stock
Stockholder Name: StartEngine (PrimeTrust)
Amount and nature of Beneficial ownership: 50,340
Percent: 2.45%

RELATED PARTY TRANSACTIONS

Name of Entity: Sage V Ventures

Names of 20% owners: Victor (Pete) Vegas

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Working capital loan for $401,350, and standard loan with no maturity date for $150,000.

Material Terms: The interest rate is 15% per annum and the loan has no maturity date. The loan has been classified as non-current.

OUR SECURITIES

Class A Common Stock

The amount of security authorized is 2,030,717 with a total of 2,006,637 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 125,251 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the beverage appliance industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Common Stock. In addition, if we need to raise more equity capital from the sale of Class B Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

The future health of our company is entirely dependent on selling BEERMKR hardware and of the customers of the BEERMKR hardware purchasing MKR KITs on a regular basis. If we are unable to sell BEERMKR hardware or if the owners of the BEERMKR hardware decide not to continue purchasing MKR KITs from us, we will not succeed as a company.

Minority Holder; Securities with No Voting Rights

The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities as well as traditionally packaged beer, wine, and spirits. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. BEERMKR has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns dozens of trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on BEERMKR or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on BEERMKR could harm our reputation and materially negatively impact our financial condition and business.

Funds Secured by Inventory

We have a $400k loan through Sage V Foods Ventures LLC secured by inventory. The terms of this note have us repaying Sage V Foods Ventures LLC $334 for every BEERMKR unit we sell until we have paid off the loan. If we do not sell this inventory quickly, this could constrain the cash flow of our operations and we would have to use more of the cash from the raise to fund operations.

Market Risk

The success of the Company depends management being able to reach the audience interested in purchasing BEERMKR, and doing so in a cost effective manner. It is unknown whether in-person events will operate again in the near future, which was a driving force behind the company's kickstarter success. The cost to convert an online customer is not fixed and is dependent on variables outside of management's control, such as auctions for ad space on search and social media sites and the algorithms that decide which ads get shown to which people. If the Company cannot reach it's target audience in a cost effective manner, it will not succeed.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the

purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2022.

BEERMKR Inc.

By /s/ *Aaron Walls*

      Name: BEERMKR Inc.

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Aaron Walls, the CEO of BEERMKR Inc., hereby certify that the financial statements of BEERMKR Inc. and notes thereto for the periods ending 2020 and 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

BEERMKR has not yet filed its federal tax return for 2021.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4/27/2022



Aaron Walls
CEO - BEERMKR Inc.

4/27/2022

BEERMKR Inc.

Profit and Loss

January - December 2021

	TOTAL	
	JAN - DEC 2021	JAN - DEC 2020 (PY)
Income		
Discounts given	0.00	
Refunds-Allowances	-5,926.16	-326.14
Sales	703,582.36	481,421.85
Amazon{119}	50,833.82	
Total Sales	**754,416.18**	**481,421.85**
Sales of Product Income	0.00	
Shipping Income	0.00	
Wholesale Sales		4,640.00
Total Income	**$748,490.02**	**$485,735.71**
Cost of Goods Sold		
Cost of Goods Sold	559,678.95	101.74
MKR KIT COGS	0.00	496,570.47
Total Cost of Goods Sold	**559,678.95**	**496,672.21**
Fermenters - COS		1,410.41
Freight & delivery - COS	173,868.24	59,298.33
MKR KIT Expenses		14,595.31
PayPal Fees		376.66
Total Cost of Goods Sold	**$733,547.19**	**$572,352.92**
GROSS PROFIT	**$14,942.83**	**$ -86,617.21**
Expenses		
Bank Charges	690.67	1,645.96
Commissions & fees	785.00	
Freight & Delivery	10,358.90	40,693.25
Insurance	4,226.08	2,680.90
Legal & Professional Fees	19,558.81	15,132.42
Marketing and Sales		100.00
Advertising	45,178.19	5,750.00
Amazon Ads	9,833.61	
Bing	5,918.70	
Conferences	3,857.89	2,628.56
Facebook Ads	45,282.07	3,207.55
Google Adwords	38,767.39	4,137.23
Magazine Ads		1,300.50
Public Relations	3,693.75	2,800.00
Total Advertising	**152,531.60**	**19,823.84**
Total Marketing and Sales	**152,531.60**	**19,923.84**
Meals and Entertainment		313.01

BEERMKR Inc.

Profit and Loss
January - December 2021

	TOTAL	
	JAN - DEC 2021	JAN - DEC 2020 (PY)
Office Expenses	26,693.01	34,078.10
Software	8,184.23	5,463.92
Website{90}	184.00	659.40
Total Office Expenses	**35,061.24**	**40,201.42**
Other General and Admin Expense	11,024.80	11,803.86
Payroll Expenses		
Taxes	40,677.94	30,672.22
Wages	459,613.52	404,037.99
Total Payroll Expenses	**500,291.46**	**434,710.21**
Professional Development		12.85
R&D Expense	10,346.15	29,120.37
Subcontractors{126}	4,726.14	
Total R&D Expense	**15,072.29**	**29,120.37**
Reimbursements	-771.43	1,779.18
Rent or Lease	60,744.46	66,439.50
Server Expenses	7,445.20	4,351.67
Shipping and delivery expense		23,147.93
Amazon Fulfillment	849.62	
Total Shipping and delivery expense	**849.62**	**23,147.93**
Subcontractors	38,947.83	162,525.64
Taxes & Licenses	1,776.52	90.00
Travel	1,362.23	3,911.40
Travel Meals		92.91
Utilities	5,717.06	965.47
Total Expenses	**$865,672.34**	**$859,541.79**
NET OPERATING INCOME	$ -850,729.51	$ -946,159.00
Other Income		
Other Ordinary Income	4,033.18	
PPP Loan Forgiveness	150,803.00	
Total Other Income	**$154,836.18**	**$0.00**
Other Expenses		
Depreciation		102,014.74
Interest Expense	17,475.53	47,157.53
Miscellaneous		2,238.55
Total Other Expenses	**$17,475.53**	**$151,410.82**
NET OTHER INCOME	$137,360.65	$ -151,410.82
NET INCOME	$ -713,368.86	$ -1,097,569.82

BEERMKR Inc.

Balance Sheet

As of December 31, 2021

	TOTAL	
	AS OF DEC 31, 2021	AS OF DEC 31, 2020 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Alpine Bank Checking	46,299.84	
Checking	45,875.53	14,966.84
Stripe Bank account	211.97	
Total Bank Accounts	**$92,387.34**	**$14,966.84**
Accounts Receivable		
Accounts Receivable	0.00	0.00
Total Accounts Receivable	**$0.00**	**$0.00**
Other Current Assets		
A&G Returns	-372.92	0.00
Inventory	0.00	0.00
Finished Goods	0.00	0.00
Indirect Materials	0.00	0.00
Raw Materials Inventory	411,126.08	400,525.88
Total Inventory	**411,126.08**	**400,525.88**
Uncategorized Asset	-324.42	0.00
Total Other Current Assets	**$410,428.74**	**$400,525.88**
Total Current Assets	**$502,816.08**	**$415,492.72**

BEERMKR Inc.

Balance Sheet

As of December 31, 2021

	TOTAL	
	AS OF DEC 31, 2021	AS OF DEC 31, 2020 (PY)
Fixed Assets		
Furniture & Fixtures	389.17	389.17
Machinery & Equipment	5,128.11	5,128.11
Injection Molds	610,624.81	610,624.81
Tooling	51,953.05	51,953.05
Depreciation{102}	0.00	0.00
Original Cost	0.00	0.00
Total Tooling	**51,953.05**	**51,953.05**
Total Machinery & Equipment	**667,705.97**	**667,705.97**
Total Fixed Assets	**$668,095.14**	**$668,095.14**
Other Assets		
Accumulated Depreciation	-665,787.78	-665,787.78
Research and Development		
Materials	0.00	0.00
Total Research and Development	**0.00**	**0.00**
Website	0.00	0.00
Blog	0.00	0.00
Photography and Cinematography	0.00	0.00
Total Website	**0.00**	**0.00**
Total Other Assets	**$ -665,787.78**	**$ -665,787.78**
TOTAL ASSETS	**$505,123.44**	**$417,800.08**

BEERMKR Inc.

Balance Sheet

As of December 31, 2021

	TOTAL	
	AS OF DEC 31, 2021	AS OF DEC 31, 2020 (PY)
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	27,102.01	23,565.97
Total Accounts Payable	**$27,102.01**	**$23,565.97**
Credit Cards		
Credit Card	6,961.81	3,321.02
Total Credit Cards	**$6,961.81**	**$3,321.02**
Other Current Liabilities		
Bluevine Capital	0.00	0.00
Direct Deposit Payable	12,171.60	0.00
Line of Credit	89,371.71	32,161.63
Payroll Liabilities		
AZ Income Tax	0.00	
CO Income Tax	4,400.34	3,121.00
CO Unemployment Tax	6,619.48	1,872.07
Federal Taxes (941/944)	41,854.67	7,295.75
Federal Unemployment (940)	1,013.86	478.89
Total Payroll Liabilities	**53,888.35**	**12,767.71**
PPP Loan Payable	0.00	66,629.00
Unearned Revenue	0.00	0.00
Total Other Current Liabilities	**$155,431.66**	**$111,558.34**
Total Current Liabilities	**$189,495.48**	**$138,445.33**
Long-Term Liabilities		
Amanda Buyout Note	0.00	0.00
Colorado Enterprise Fund	0.00	0.00
Fundbox Capital	12,033.34	12,934.41
Kabbage Capital	0.00	38,376.18
Sage V Foods Payable	551,350.00	150,000.00
Wells Fargo Term Loan 1	0.00	0.00
Working Capital Loan	0.00	2,176.98
Total Long-Term Liabilities	**$563,383.34**	**$203,487.57**
Total Liabilities	**$752,878.82**	**$341,932.90**
Equity		
BrewJacket S-Corp Equity	-1,435,329.00	-1,435,329.00
Opening Balance Equity	0.00	
Opening Balance Equity {5}	1.00	
Pete Vegas Investment	835,646.00	835,646.00
Prime Trust	389,668.90	

BEERMKR Inc.

Balance Sheet

As of December 31, 2021

	TOTAL	
	AS OF DEC 31, 2021	AS OF DEC 31, 2020 (PY)
Retained Earnings	-1,095,493.42	2,000.00
Sage V Foods Investment	246,741.00	246,741.00
Save V Foods Contributions	1,460,000.00	1,460,000.00
Total Sage V Foods Investment	**1,706,741.00**	**1,706,741.00**
VP 2011 Brett Vegas Trust	64,379.00	64,379.00
Net Income	-713,368.86	-1,097,569.82
Total Equity	**$ -247,755.38**	**$75,867.18**
TOTAL LIABILITIES AND EQUITY	**$505,123.44**	**$417,800.08**

CERTIFICATION

I, Aaron Walls, Principal Executive Officer of BEERMKR Inc., hereby certify that the financial statements of BEERMKR Inc. included in this Report are true and complete in all material respects.

Aaron Walls

CEO